Date 16 January 2008 Subject File No. 1-13980 Your reference Form 20-F 2006 Our reference

United States Securities and Exchange Commission
Division of Corporation Finance
Attn. Mr. Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, DC, 20549
U.S.A.

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s response to the request of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as discussed in the conference call on January 9, 2008 (“the conference call”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed with the Commission on March 1, 2007. Furthermore we refer to our response letters as sent to you on June 12, 2007, July 12, 2007, October 12, 2007 and November 26, 2007.

Introduction
In the conference call, the Staff requested the Company to perform a materiality analysis regarding its hedge accounting in the hypothetical situation that the Company would not have applied hedge accounting under IFRS.

The materiality analysis in this hypothetical situation is for illustrative purposes to the Staff only. As described in KPN’s previously submitted response letters, KPN continues to maintain its position that KPN has qualified for hedge accounting and consequently that the hedge accounting approach in its 2005 and 2006 financial statements is appropriate.

Materiality analysis
We have applied hedge accounting under IFRS since January 1, 2005. In the hypothetical situation that we would not have applied hedge accounting for our cash flow hedges, we would have recognized the changes in fair value of these hedges in our income statement instead of our hedge reserve. The following analysis of the materiality of the application of hedge accounting to these transactions compares the accounting applied by the Company to the accounting that would have been applied on the hypothetical assumption that hedge accounting was not applied for the Company's cash flow hedges. This analysis is based on Staff Accounting Bulletins 99 and 108.

2 of 3 Accompanies letter dated 16 January 2008 Our reference

Quantitative analysis
The cumulative net effect of the amounts involved in 2005 and 2006 of applying hedge accounting is a EUR 69 million higher hedge reserve and an offsetting EUR 69 million lower retained earnings, compared to a situation where hedge accounting would not have been applied for the above hedges. Furthermore, the hedge reserve in the opening balance sheet under IFRS as per January 1, 2005 with a net amount of EUR 165 million would have been transferred to retained earnings. The effect on equity is nil as the higher hedge reserve is offset by lower retained earnings.

If no hedge accounting would have been applied the impact on the profit after taxes would be as follows:

Amounts involved – (in million EUR)	2006	2005
Impact on profit after taxes	58	11
As % of profit after taxes	3,7%	0,8%

Based on the confidential draft financial statements 2007, KPN expects that the effect of applying hedge accounting for 2007 would be relatively similar to the impact on profit after taxes for 2005 and 2006.

Qualitative analysis
At the Staff's request, we have also considered whether the accounting for these items might be considered material from a qualitative perspective. For example, we considered whether there is a substantial likelihood that a reasonable person would consider these items important, in light of the surrounding circumstances. We note that the amounts involved have no effect on our cash flows or liquidity. From an economic point of view, we have not found that any of our hedge positions were inconsistent with our risk management policies or economic objectives. Whether we apply hedge accounting or not, it has no effect on our operating profit or revenue nor does it impact any change in earnings trends. Whether we apply hedge accounting or not does not impact the extent to which we meet our guidance in the market, as our guidance does not include any financial income measures nor profit after taxes.

We do not believe that whether we applied hedge accounting or not either on an individual basis or in the aggregate:
●	changes a trend in earnings or other trends;
●	impacts the extent to which we meet (or fail to meet) our guidance in the market;
●	changes an income into a loss or vice versa;
●	concerns a segment that has been identified as playing a significant role in our operations;

3 of 3 Accompanies letter dated 16 January 2008 Our reference

●	affects our compliance with regulatory requirements;
●	has an impact on our financing policy or loan covenants;
●	involves concealment of an unlawful transaction; or
●	has any effect on management compensation.

Conclusion
We believe that the amounts involved in our discussions are not material to our financial statements for 2005 and 2006.

* * *
In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020).

Accounting questions may be addressed to Mr. Ingo Uytdehaage, Manager Reporting of the Company (011-31-70-343-4628) and myself (011-31-70-451-0110).

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Jack Guggenheim
Mr. Dean Suehiro
Mr. Kyle Moffatt